FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement regarding costs of arbitration proceedings	3

TELEFÓNICA, S.A. hereby submits the following

NOTICE

Antena 3 de Televisión, S.A. and the Telefónica Group have reached an agreement regarding the interpretation of the contract whereby the latter sold 100% of Uniprex, S.A. in 2002 in relation to the distribution between them of the costs arising from the arbitration - ordered termination of the collaboration agreement between Grupo Radio Blanca and Uniprex, S.A.

According to the agreement, Telefónica assumes 30% of the costs of the arbitration proceedings for the Antena 3 de Televisión Group, which mainly consists of the amounts paid to the Grupo Radio Blanca as a result of the arbitration.

As a consequence of the said agreement, Telefónica, S.A. and Grupo Planeta - De Agostini, S.L. (as successor of KORT Geding, S.L. and main shareholder of Antena 3 de Televisión, S.A.) have agreed in view of the economic costs caused by the aforesaid arbitration proceedings, the amount of the price adjustment to be applied in favour of Planeta - De Agostini under the Antena 3 de Televisión, S.A. share sale-purchase agreement signed by the two companies on May 21st, 2003 will be reduced from the 25.1% initially stipulated to 17.5% of the costs.

Madrid, August 3rd, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	August 4th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors